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                                   EXHIBIT 4

                                 PRESS RELEASE


The Panda Project, Inc. (the "Company") has entered into an agreement with Silicon Bandwidth, Inc. to sell its intellectual property portfolio as well as the fixed assets related to its interconnect and semiconductor business. As part of the sale, The Panda Project, Inc. has restructured its outstanding loans with Helix PEI ("Helix") that have been in default since February 15, 1999. Silicon Bandwidth, Inc. will assume such Helix loans upon closing. Additionally, the Company has entered into an agreement with the Convertible Preferred A Holders for conversion of the outstanding preferred shares into 21,333,333 common shares at a fixed price of $.261. Additionally, the Company will issue 4,441,828 common shares. The restructuring of both agreements is contingent upon the closing of the sale to Silicon Bandwidth, Inc. The transaction is subject to customary closing conditions, including the approval of the Company's shareholders. Helix and the Convertible Preferred A holders have entered into a Voting Agreement with Silicon Bandwidth, Inc. and such holders own sufficient shares to assure the approval of the transaction by the Company's shareholders. The Company will receive an 10% ownership in Silicon Bandwidth, Inc. which will initially be capitalized with $6,000,000.